

July 8, 2011

Via E-mail

Stephen C. Jumper
President and Chief Executive Officer
Dawson Geophysical Company
508 West Wall, Suite 800
Midland, Texas 79701

> **Re:** **Dawson Geophysical Company**
> **Registration Statement on Form S-4**
> **Filed June 10, 2011**
> **File No. 333-174843**

Dear Mr. Jumper:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

General

1.   Where comments also could apply to similar or related disclosure that appears elsewhere in the same or another section, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments. Also, your response letter should include page number references keying each response to the page of the filing where the responsive disclosure can be found. This will expedite our review of the filing.

2.   Please provide us with the board books prepared in connection with this transaction and a description of any other material presentations that may have been made to either the board of directors of TGC or the board of directors of Dawson that influenced its respective decision to recommend this transaction to shareholders.

3.   Summarize in the proxy statement / prospectus all material non-public information, including projections, cost savings and potential synergies, exchanged among and relied upon by the parties. Also, provide us with copies of the materials exchanged, including any projections provided by management to each of the advisors.

The Merger, page 51

Overview, page 51

4.   You mention the possibility that the exchange ratio may be modified after shareholders have received the final proxy statement / prospectus and cast their respective votes. Disclose in necessary detail how and when Dawson and TGC shareholders will be notified of any changes to the exchange ratio.

Background of the Merger, page 51

5.   You describe a number of factors due to which some of those individuals making recommendations to shareholders face real conflicts of interest in making the recommendation. To provide more accurate disclosure, please rename the "Interests of Certain Persons" section so that it makes clear that there are actual conflicts of interest involved. At each place the recommendations appear, identify those making the recommendation which have such conflicts and provide a cross reference to the newly captioned "Conflicts of Interest" section. Also eliminate the suggestion that such factors or interests "may be" different from other shareholders' interests, when there appears to be no question that the interests provide the individuals making the recommendations with conflicts or apparent conflicts.

6.   We note your disclosure at the bottom of page 52 regarding the increase in the market price of Dawson common stock between July 2010 and January 26, 2011. For purposes of comparison, please disclose the corresponding increase in the market price of TGC common stock over the same period.

7.   We note your disclosure at page 53 that in discussions between Messrs. Whitener and Jumper between January 26, 2011 and February 4, 2011, Mr. Jumper indicated that, because of the rise in Dawson's trading price, seismic market conditions and the ability to deploy additional channels, Dawson would be willing (unlike in June 2010) to consider a transaction at a reasonable premium to the current trading price of TGC common stock. Please explain Mr. Jumper's references to seismic market conditions and the ability to deploy additional channels. Clarify why these factors made a potential transaction with

TGC, at a premium to the then-current trading price of TGC common stock, more attractive to Dawson.

8.   We note your disclosure at page 55 regarding the employment agreements with certain of TGC's key employees that would be effective as of the closing. Please clarify in the Conflicts of Interests section whether these employees (besides Mr. Whitener) had any role in negotiating the merger agreement.

Dawson's Reasons for the Merger, page 59

9.   You present a "number of factors [considered,] including…" and state that the reasons you list "are not intended to be exhaustive but include material facts considered" by the Dawson board. You state at page 61 that the listed negative factors are included "without limitation." Revise to clarify that you discuss in this section all material factors, including potentially negative factors, which the board considered and to eliminate any ambiguity in that regard.

10.   Reconcile your statement at page 63 that the board did not "attempt to quantify or assign any relative or specific weights to the various factors that it considered" with the statement at page 62 that the board "concluded that the anticipated benefits of the merger would outweigh the preceding [potentially negative] considerations."

11.   Rather than referring to "certain" exceptions, circumstances, and conditions, briefly describe the material items in each case.

TGC's Reasons for the Merger, page 63

12.   Disclose whether the receipt of the legality opinion from Haynes and Boone is a waivable condition. We note the disclosure at page 120 that neither counsel "intends to waive" the condition.

13.   In that regard, because it appears that the condition is waivable, please file an executed opinion of both firms prior to effectiveness and undertake to recirculate and resolicit if the condition is waived and the change in tax consequences is material.

14.   Similarly, disclose in necessary detail what actions the board will take if "the reconfirmation opinion fails to confirm" the merger fairness. If it may waive that condition and proceed despite the failure to obtain a favorable "reconfirmation" opinion, make this clear.

Opinions of Financial Advisors

15.   Supplementally provide us with copies of the engagement letters for each of the financial advisors.

16.   Confirm to us that each of the advisors had all necessary data to conduct each analysis it describes. Otherwise, for each analysis for which the advisor had only partial data, disclose which data was missing.

17.   Disclose whether the companies will obtain updated fairness opinions in the event that any of the assumptions no longer is accurate. For example, with regard to forecasts, there likely will be additional historical financial information available for both companies prior to the time of the special meeting.

18.   You suggest that the reader should read the attached opinions by the fairness advisors, and you state that the opinions disclose "assumptions made, procedures followed, matters considered and limits on the scope of the review" in connection with each opinion. The proxy statement / prospectus should discuss these matters. Revise to eliminate any suggestion that the required information appears elsewhere. Please disclose this information in the detailed section regarding the opinions that you provide later in the text and include appropriate cross-references in the summary section to this enhanced disclosure. Also see Item 1015(b)(6) of Regulation M-A.

19.   It does not appear to appropriate to suggest that reading the actual opinions will provide the reader with any additional substantive information, given the brevity of the opinions and the apparent absence of additional material information. Please eliminate any suggestions to the contrary, or explain to us why you disagree.

20.   Rather than referring generally to "numerous assumptions," briefly identify the material assumptions each advisor made in performing its analyses.

21.   Discuss any weighting in necessary detail. We note for example the statement at page 74 that the advisor "may have given various analyses more or less weight than other analyses." Also, where the derived values may be read not to support the fairness of either the exchange ratio or the merger consideration, ensure that the results and conclusions are discussed in detail. For example, refer to the derived "Implied Exchange Ratio Reference Range" on page 80, which is entirely above the amount of the proposed exchange ratio.

Opinion of TGC's Financial Advisor, page 72

22.   We note your statement at page 73 that Southwest Securities' opinion "was furnished solely for the use and benefit of the board of directors of TGC in connection with their consideration of the merger and is not intended to, and does not, confer any rights or

remedies upon any other person, and is not intended to be used, and may not be used, for any other purpose, without Southwest Securities' express, prior written consent." This suggests that security holders may not rely on Southwest Securities' opinion. Please revise to eliminate from the opinion and the disclosure the "solely" reference and to state unequivocally that Southwest Securities is consenting to the inclusion of the opinion with this proxy statement/prospectus.

Exhibits

23.   Please file all omitted exhibits, including opinions of counsel, as soon as practicable. You will need to allow yourself enough time to respond to any resulting staff comments in that regard.

24.   We note your disclosure at page 56 regarding the members of the TGC board of directors who will be appointed to your board in connection with the merger. Please file a written consent from each such member. Refer to Securities Act Rule 438.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Alexandra M. Ledbetter, Attorney-Advisor, at (202) 551-3317, or in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707, with any questions.

Sincerely,

/s/ H. Roger Schwall

H. Roger Schwall
Assistant Director